Exhibit 1.2

Summary Description of 2005 Engenio Information Technologies, Inc. Incentive Plan

On April 1, 2005, the Compensation Committee of the Board of Directors of LSI Logic Corporation (the “Company”) adopted the 2005 Engenio Information Technologies, Inc. Incentive Plan (the “2005 Engenio Plan”) for the Company’s majority-owned subsidiary, Engenio Information Technologies, Inc. (“Engenio”), which is also the storage systems segment of the Company. The funding of the bonus pool under the 2005 Engenio Plan is determined using multiples of operating income and incremental revenue for Engenio for fiscal year 2005. A specified fixed percentage of operating income and incremental revenue is used to fund the incentive pool. The bonus pool will be a minimum of 75% of targeted funding and a maximum of 200% of targeted funding. However, no bonus pool is funded unless operating income and incremental revenue equal or exceed the specified threshold amounts. In no event will the incentive pools exceed 9.3% of operating income.